Exhibit 99.2

Borr Drilling Limited Announces Fourth Quarter and Twelve Months 2023 Results

Hamilton, Bermuda, February 22, 2024: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited  results for the three and twelve months ended December 31, 2023.

Highlights Fourth Quarter of 2023

•	Total operating revenues of $220.6 million, an increase of $29.1 million or 15% compared to the third quarter of 2023
•	Net income of $28.4 million, an increase of $28.1 million compared to the third quarter of 2023
•	Adjusted EBITDA[1] of $105.9 million, an increase of $17.7 million or 20% compared to the third quarter of 2023
•	Completed the refinancing of all the Company's secured debt, established a $180 million RCF and completed a private placement of new shares for gross proceeds of $50.0 million
•	Total contract revenue backlog[2] as at December 31, 2023 of $1.75 billion, including Mexico rigs

Subsequent events

•	2024 year to date, the Company has been awarded three new contract commitments, representing 495 days and $82.2 million of potential contract revenue
•	The Board declared a cash dividend of $0.05 per share for the fourth quarter to shareholders of record on March 4, 2024. Payment date will be on or about March 18, 2024.

CEO, Patrick Schorn commented:

"Our fourth quarter performance has been strong, enabling us to close the year having achieved several major milestones.

On the operational front, we finished the year with excellent technical utilization for the quarter at 98.7% and a total recordable injury frequency of 0.65, the latter being well below the industry average. These numbers reflect the professionalism of our operational team, who have activated rigs continuously for the last three years, and who have successfully commenced operations in numerous new countries and regions.

On the contracting front, we closed the year with all of our 22 delivered rigs contracted. Over the course of 2023, we also secured several new contracts adding $728 million, at an implied rate of approximately $161,000 per day, to our revenue backlog, which stood at $1.75 billion at year end. Following the award of three additional contracts in 2024, we have 87% of our available capacity in 2024 already covered by firm contracts and priced options, and we expect this to further increase in the coming months as we progress current negotiations. This strong contract coverage provides both solid near-term revenue and earnings visibility as well as the ability to balance contracts to optimize our market position and earnings. In addition, we have two newbuilds scheduled for delivery later this year. They are already attracting considerable customer interest and come with yard financing in place.

Our Adjusted EBITDA increased by 20% from the third quarter to $105.9 million, reflecting a close to fully operational fleet. We expect Adjusted EBITDA to continue to increase throughout 2024 as more rigs end their current contracts and commence new ones at higher dayrates and improved contract terms. Based on our positive business outlook and strong fleet coverage, we maintain our estimate of Adjusted EBITDA3 for the full year 2024 to be between $500 to $550 million.

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net, income tax expense and amortization of deferred mobilization costs and revenue. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the last page of this report.
2 Total Revenue Backlog figures includes firm commitments for contract drilling services, letters of award that are binding, five rigs operating in Mexico under a JV on 100% dayrate basis and mobilization revenues, and excluding unexercised options
3 The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law

With the issuance of our $1.54 billion secured bonds in November 2023, the future of the Company is further cemented, and having commenced both our dividend program and share buybacks, our focus is now on how best to return value to shareholders.

Subsequent to the period covered by this quarter’s report, there has been significant focus in the media on the announcements by Saudi Aramco regarding their production targets for 2027. While we fully respect that only Saudi Aramco can give meaningful information about how this will potentially affect the onshore and offshore activity levels going forward, a few comments specifically in relation to Borr Drilling are appropriate. First, out of our fleet of 24 rigs, we have three working in the Kingdom, all of which are on multi-year contracts. Second, regardless of an adjustment in production levels to be pursued going forward, the activity levels required in the Kingdom to maintain current production capacity remain world leading. As such, our approach is to continue focusing on the things we can manage, which is the relentless pursuit of safety and operational excellence in order to deliver value to our customers in the Middle East and elsewhere around the world."

Management Discussion and Analysis

The discussion below compares the unaudited results for the fourth quarter of 2023 to the unaudited results of the third quarter of 2023.

In $ million	Q4 2023	Q3 2023	Change ($)	Change (%)
Total operating revenues	220.6	191.5	29.1	15%
Rig operating and maintenance expenses	(98.5)	(85.8)	(12.7)	15%
Total operating expenses	(140.1)	(127.8)	(12.3)	10%
Operating income	80.7	63.8	16.9	26%
Total financial expenses, net	(59.1)	(50.0)	(9.1)	18%
Income tax expense	9.3	(14.6)	23.9	(164)%
Net income	28.4	0.3	28.1	9367%
Adjusted EBITDA	105.9	88.2	17.7	20%

Cash and cash equivalents	102.5	94.4	8.1	9%
Total equity	984.0	918.1	65.9	7%

Three months ended December 31, 2023 compared to three months ended September 30, 2023

Total operating revenues for the fourth quarter of 2023 were $220.6 million, an increase of $29.1 million compared to the third quarter of 2023. Total operating revenues for the fourth quarter of 2023 consisted of $184.8 million in dayrate revenues and $35.8 million in related party revenues.  Dayrate revenues increased by $24.4 million quarter on quarter primarily due to an increase in operating days for the jack-up rigs "Arabia III" and "Hild", which commenced their contracts in August and October 2023, respectively. Related party revenues from the Company's Joint Ventures ("JVs") in Mexico increased by $4.7 million quarter on quarter primarily due to higher economic utilization for the jack-up rig "Grid" during the quarter, in addition to the release of operational cost provisions with no comparable in the prior quarter.

Rig operating and maintenance expenses were $98.5 million for the fourth quarter of 2023, an increase of $12.7 million compared to the third quarter of 2023. The increase is primarily the result of an increase in the number of operating days during the quarter for the jack-up rigs "Hild" and "Arabia III" in comparison to the prior quarter as well as an increase in the amortization of deferred costs of $3.8 million in the quarter.

Total financial expenses, net, were $59.1 million for the fourth quarter of 2023, an increase of $9.1 million compared to the third quarter of 2023. The overall increase relates to a $13.6 million increase in interest expense offset by a $3.9 million decrease in other financial items, net and a $0.6 million increase in interest income. The increase in interest expense is primarily the result of a one-off loss on extinguishment of debt of $8.6 million attributable to the repayment of the debt under the Company's previous secured borrowing facilities during the quarter.

The decrease in other financial items, net, of $3.9 million is primarily due to the foreign exchange gain of $1.5 million recognized during the current quarter. In the prior quarter the Company recognized a foreign exchange loss of $2.4 million.

Income tax expense for the fourth quarter of 2023 was a credit of $9.3 million, a decrease of $23.9 million compared to the third quarter of 2023. The decrease is primarily a result of a $16.5 million release of a valuation allowance on deferred tax assets as well as a $9.3 million release of an uncertain tax position (FIN 48).

Net income for the fourth quarter of 2023 was $28.4 million, an increase of $28.1 million compared to the third quarter of 2023.

Adjusted EBITDA for the fourth quarter of 2023 was $105.9 million, an increase of $17.7 million or 20% compared to the third quarter of 2023.

Liquidity and Cash Flows

The Company's cash and cash equivalents as of December 31, 2023 were $102.5 million, compared to $94.4 million as of September 30, 2023. In addition, the Company has a Revolving Credit Facility agreement of $180 million, including $30 million of guarantee facility, where the $150 million net of the guarantee facility was undrawn at  December 31, 2023, giving total liquidity of $252.5 million.

Net cash used in operating activities was $79.6 million, which includes $99.2 million of cash interest paid and $9.9 million of income taxes paid.

Net cash used in investing activities was $35.5 million, primarily consisting of $34.0 million used on jack-up additions, being mainly activation costs for "Hild" and "Arabia III" and $1.3 million used on newbuilding additions.

Net cash provided by financing activities was $123.2 million primarily as a result of net proceeds from the issuance of the senior secure notes of $1,465.2 million and proceeds from our private placement of $48.6 million, net of issuance costs, offset by repayment of debt of $1,390.0 million and the purchase of treasury shares of $0.7 million.

Financing and corporate development

As of December 31, 2023, we had principal debt outstanding of $1,790.0 million, consisting of $1,540 million of aggregate principal amount of senior secured notes due 2028 and 2030, and $250 million of unsecured Convertible Bonds.

Secured Debt Refinancing

On November 7, 2023, the Company's wholly owned subsidiary Borr IHC Limited, and certain other subsidiaries, issued $1,540 million in aggregate principal amount of senior secured notes, raising total gross proceeds of $1,501.5 million.

The senior secured notes consist of $1,025.0 million principal amount of senior secured notes due 2028 issued at a price of 97.75% of par, raising proceeds of $1,001.9 million, bearing a coupon of 10.0 % per annum (the "2028 Notes") and $515.0 million principal amount of senior secured notes due 2030 issued at a price of 97.0%, raising proceeds of $499.6 million, bearing a coupon of 10.375% per annum (the "2030 Notes" and, together with the 2028 Notes, the "Notes"). The 2028 Notes mature on November 15, 2028 and the 2030 Notes mature on November 15, 2030, with amortization and interest on the Notes payable semi-annually on May 15 and November 15, beginning on May 15, 2024.

The net proceeds from the issuance of the Notes were used to repay all of the Company’s outstanding secured borrowings, being the Company’s DNB Facility, Hayfin Facility, the PPL Delivery Financing and the Keppel Delivery Financing, the Company’s $150 million principal amount of Senior Secured Bonds, and to pay related premiums, fees, accrued interest and expenses in connection with the foregoing.

In addition, on November 7, 2023, the Company and Borr IHC Limited entered into the Super Senior Revolving Credit Facility Agreement ("RCF") for an aggregate principal amount of $180 million, including a $30.0 million guarantee facility. As at December 31, 2023, $29.0 was outstanding under the guarantee facility and $150.0 million was undrawn under the RCF.

Borrowings under this facility agreement will be available to be used for general corporate and/or working capital purposes, provided that amounts borrowed may not be used to fund any dividend or other distribution. The Super Senior Revolving Credit Facility is secured on a super-senior basis by the same security as secures the Notes.

In line with its existing financing strategy, the Company will continue to evaluate options to continue to improve its capital structure, optimize its liquidity and fund future capital expenditure requirements, which may include access to the debt capital markets.

Equity

On October 24, 2023, the Company conducted a private placement of new shares in Norway with gross proceeds of $50.0 million, by issuing 7,522,838 shares at a price of NOK 74 per share.

The Company's issued share capital following the issuances is $26,408,039.10 divided into 264,080,391 shares with a par value of $0.10 per share. This includes 25,000,000 shares which the Company has made available pursuant to a share lending agreement ("SLA") for the purposes of facilitating investors’ hedging activities in connection with the $250 million Convertible Bonds issued in February 2023. The loan shares will be cancelled upon redelivery, whether at repayment of the Convertible Bonds or decrease in the demand for hedging shares for other reasons, or expiry of the SLA. The number of shares outstanding excluding the loan shares is 239,080,391.

The Company’s authorized share capital is $31,500,000.00 divided into 315,000,000 shares of $0.10 par value each.

Dividend information:

Following the reclassification of $2,000,000,000 from The Company's Share Premium account to the Company's Contributed Surplus account approved in a Special General Meeting on December 22, 2023, the Board declared a dividend of $0.05 per common share which was paid to shareholders on January 22, 2024.

For the fourth quarter 2024, the Board has approved a cash dividend of $0.05 per share, payable to shareholders of record on March 4, 2024. The ex-dividend date is expected to be March 1, 2024 and the dividend is scheduled to be paid on or about March 18, 2024 (distributions payable on shares registered with Euronext VPS (Oslo Stock Exchange) are expected to be paid on or about March 21, 2024).

Share buybacks:

On December 8, 2023, the Company announced that the Board had approved a share repurchase program of up to $100 million. Following the announcement of the effectiveness of the program, the Company has repurchased 125,000 common shares in the Company for an average price of $6.178 per share. The timing and amount of any future purchases will be determined by the Company based on its evaluation of market conditions and other factors. The share repurchase program does not have a fixed expiration and may be suspended or discontinued at any time.

Mexican Joint Ventures Operational Results

In the fourth quarter of 2023 our joint ventures on a 100% basis recognized a net loss of $4.9 million and Adjusted EBITDA of $2.6 million.

Borr Drilling received a total of $27.5 million in cash payments from its Mexico JVs in the fourth quarter of 2023, related to the payment of balances due from related parties. Following the balance sheet date, we have received a further $14.1 million from our Mexico JVs.

As of December 31, 2023, Borr Drilling had $95.0 million of receivables from its Mexico JVs, recorded as "Due from related parties" in our Unaudited Consolidated Balance Sheets.

Fleet, Operations and Contracts

The Company's current delivered fleet consists of 22 modern jack-up rigs all built after 2010, with two additional rigs "Vale" and "Var" under construction at Seatrium (formerly Keppel).

Since the publication of our third quarter 2023 report, the Company secured new contracts, extensions, LOAs for its rigs "Norve", "Gunnlod", "Mist", "Prospector 1" and "Thor".

All of the Company's 22 delivered rigs are contracted or committed: one in the North Sea, five in the Middle East, three in West Africa, six in Southeast Asia and seven in Mexico.

The Company's total contract revenue backlog at December 31, 2023 was $1.75 billion. In 2024, the Company has been awarded three new contract commitments, representing 495 days and $82.2 million of potential contract revenue, and the total contract revenue backlog is $1.72 billion as of the date of this report (including contracts through our Mexico JVs on a 100% dayrate basis and mobilization revenues but excluding unexercised options).

For more details on our rig contracting, please refer to our Fleet Status report issued in connection with this report.

The technical utilization for our working rigs was 98.7% in the fourth quarter of 2023, and the economic utilization was 97.5%. For the full year ended December 31, 2023, technical utilization was 98.6% and economic utilization was 97.8%

Market

According to Petrodata by S&P Global, the marketed utilization for jack-up rigs globally stood at 93.8% in December 2023, an increase of one percentage point since December 2022, and currently stands at 94% as of February 2024.

The marketed utilization for the modern jack-up fleet (rigs built after year 2000) has increased by one percentage point during the last twelve months to 95.0% at the end of December 2023, and currently stands at 95.4%.  Based on the future demand visibility, we forecast that market availability of modern jack-ups will continue to tighten across most regions and market utilization is anticipated to exceed 97% in the coming quarters.

Currently, there are 309 modern jack-ups contracted, representing an increase of approximately 72 units as compared to the lows in late 2020.

As of the date of this report, 15 newbuild rigs remain under construction, of which one is already contracted, leaving a total of 14 available at the yards (including "Vale" and "Var", which we have agreed to acquire). These newbuild rigs under construction represent less than 4% of the global marketed jack-up fleet. We anticipate that few of these rigs under construction will be able to enter the marketed fleet in the near future due to several being in early stages of completion and increasing supply chain issues.

Risks and uncertainties 4

Borr is exposed to a number of risks related to the Company’s operations and the industry in which the Company operates and the Company’s financial position.

In the fourth quarter of 2023, energy commodity prices remained relatively stable compared to the third quarter of 2023. Brent oil prices in the fourth quarter of 2023 averaged approximately $84 per barrel compared to approximately $86 per barrel in the third quarter of 2023. These relatively low prices coupled with the global turbulent macroeconomic environment have not affected global demand for offshore drilling services, including jack-up rigs, which remains strong and exhibits the continuation of the upcycle in our industry. Despite the positive industry trends we have experienced, uncertainty still persists in the market. Oil benchmark prices are expected to remain volatile given the current global economic uncertainty and geopolitical events affecting supply and demand. In addition, the geopolitical unrest and any expansion of conflict in the Middle East may result in oil supply disruptions and cause further volatility in commodity prices. Therefore, we remain subject to risks relating to the volatility of our industry and the risk that demand and day rates could decline, including as a result of inflation impacting many major economies and global economic uncertainty.

We remain cautious as headwinds to a recovery continue to loom. Our business is experiencing supply chain constraints and inflationary pressure, which may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to operate rigs. Demand for jack-up rigs may not continue to increase or even remain at current levels, and may decline. Any decline in demand for services of jack-up rigs could have a material adverse effect on the Company. We have improved our liquidity through our $1,540 million aggregate principal amount of senior secured notes due in 2028 and 2030 and our private placement of shares in Norway of NOK equivalent to gross proceeds of $50 million, each in the fourth quarter of 2023.

4 This Risks and uncertainties section is not a complete discussion of the risks the Company faces. See “Risk Factors” in the Company’s most recent Annual Report Form 20-F; this discussion does not and does not purport to update that section of the annual report.

A significant part of the proceeds obtained from the notes issuance and private placement were applied to repay our previously outstanding secured borrowings and related premiums, fees, accrued interest and expenses. Our secured notes mature in 2028 and 2030 and our Convertible Bonds fall due in 2028. We have two newbuild rigs on order and the delivery financing of $260 million in the aggregate for those rigs will fall due four years from delivery, with the shipyard lender having the right to require payment in full after three years.

We remain subject to risks relating to our indebtedness, including risks relating to our ability to meet the financial covenants in our revolving credit facility, risks relating to the interest and other payments due on our notes, including amortization and cash sweep requirements under our secured notes and other risks relating to our significant levels of indebtedness including the risk that we may not be able to refinance our debt as it matures.

Forward looking statements

This announcement and related discussions include forward looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance"  and similar expressions and include statements regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, expected impact of statements by Saudi Aramco, expected increase in Adjusted EBITDA and expected Adjusted EBITDA, contract backlog, contract extensions, options, LOIs and LOAs, backlog, contract coverage for 2024 and expected increase in contract coverage, expected changes to the economics of our contracts, and potential revenue, focus on return to shareholders, including rates that may be achieved, expected trends in dayrates, market conditions, statements about dividends and share buybacks, statements about expected delivery of the newbuilding rigs “Vale” and “Var”, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and expected timing of new rigs entering the market, statements made under “Market” and "Risk and uncertainties" above, statements about our financing strategy and evaluation of options to improve our capital structure, the optimization of our liquidity and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to our industry, business, the risk that our actual results of operations in future periods may differ materially from the expected results or guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risk relating to global economic uncertainty, and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and commencement of contracts and the terms of contracts, risks relating to market trends, tender activity and rates, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our notes maturing in 2028 and 2030, our Convertible Bonds due in 2028, and debt under our revolving credit facility and shipyard financing available for the newbuild rigs “Vale” and “Var” and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our super senior revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay dividends and repurchase shares including the risk that we do not have available liquidity or distributable reserves or the ability under our debt instruments to pay such dividends, or repurchase shares and the risk that we may not complete share repurchase programs in full, and risks relating to the amount and timing of any dividends we declare and risks described under "Going Concern" and other risks described in our working capital statement, included in our most recent audited and unaudited financial statements, risks relating to future financings including the risk that future financings may not be completed when required, risk relating to our newbuild purchase and financing agreements, risks relating to our financing strategy, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes or changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 and on the New York Stock Exchange from July 31, 2019 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

February 22, 2024

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Tor Olav Trøim (Chairman of the Board)
Alexandra Kate Blankenship (Director)
Jeffrey Currie (Director)
Neil Glass (Director)
Daniel Rabun (Director)
Patrick Schorn (Director)
Mi Hong Yoon (Director)

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Set forth below is a reconciliation of the Company's Net Income to Adjusted EBITDA.

(in US$ millions)	Q4 2023	Q3 2023
Net income	28.4	0.3
Depreciation of non-current assets	30.8	30.4
Income from equity method investments	2.5	(1.1)
Total financial expense, net	59.1	50.0
Income tax (credit)/expense	(9.3)	14.6
Amortization of deferred mobilization and contract preparation costs	11.8	8.0
Amortization of deferred mobilization and demobilization revenue	(17.4)	(14.0)
Adjusted EBITDA	105.9	88.2

Set forth below is a reconciliation of our Joint Ventures Net (Loss) / Income to Adjusted EBITDA.

(in US$ millions)	Q4 2023	Q3 2023
Net (loss) / income	(4.9)	2.1
Depreciation of non-current assets	0.4	0.5
Financial expense	1.8	2.1
Income tax (credit)/expense	5.3	(4.4)
Amortization of deferred costs	0.9	2.6
Amortization of deferred revenue	(0.9)	(2.6)
Adjusted EBITDA	2.6	0.3

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except share and per share data)

	Three months ended December 31, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Operating revenues
Dayrate revenue	184.8	117.2	642.0	358.7
Related party revenue	35.8	31.4	129.6	85.1
Total operating revenues	220.6	148.6	771.6	443.8

Gain on disposals	0.2	3.6	0.6	4.2

Operating expenses
Rig operating and maintenance expenses	(98.5)	(83.4)	(359.3)	(264.9)
Depreciation of non-current assets	(30.8)	(28.3)	(117.4)	(116.5)
Impairment of non-current assets	—	—	—	(131.7)
General and administrative expenses	(10.8)	(11.0)	(45.1)	(36.8)
Total operating expenses	(140.1)	(122.7)	(521.8)	(549.9)

Operating income / (loss)	80.7	29.5	250.4	(101.9)

Other non-operating income	—	—	—	2.0
(Loss) / income from equity method investments	(2.5)	1.4	4.9	1.2

Financial income (expenses), net
Interest income	0.7	0.7	4.9	5.4
Interest expense	(55.3)	(41.9)	(177.2)	(139.2)
Other financial expenses, net	(4.5)	(8.2)	(26.9)	(41.9)
Total financial expenses, net	(59.1)	(49.4)	(199.2)	(175.7)

Income / (loss) before income taxes	19.1	(18.5)	56.1	(274.4)
Income tax credit / (expense)	9.3	(2.8)	(34.0)	(18.4)
Net income / (loss) attributable to shareholders of Borr Drilling Limited	28.4	(21.3)	22.1	(292.8)
Total comprehensive income / (loss) attributable to shareholders of Borr Drilling Limited	28.4	(21.3)	22.1	(292.8)

Basic income / (loss) per share	0.11	(0.09)	0.09	(1.64)
Diluted income / (loss) per share	0.11	(0.09)	0.09	(1.64)
Weighted-average shares outstanding - basic	251,567,518	228,935,247	244,270,405	178,404,637
Weighted-average shares outstanding - diluted	289,516,383	228,935,247	248,150,614	178,404,637

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions)

	December 31, 2023	December 31, 2022
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	102.5	108.0
Restricted cash	0.1	2.5
Trade receivables, net	56.2	43.0
Prepaid expenses	11.0	9.6
Deferred mobilization and contract preparation costs	39.4	38.4
Accrued revenue	73.7	57.4
Due from related parties	95.0	65.6
Other current assets	32.0	25.4
Total current assets	409.9	349.9

Non-current assets
Non-current restricted cash	—	8.0
Property, plant and equipment	3.5	3.9
Newbuildings	5.4	3.5
Jack-up drilling rigs, net	2,578.3	2,589.1
Equity method investments	15.7	20.6
Other non-current assets	67.3	26.7
Total non-current assets	2,670.2	2,651.8
Total assets	3,080.1	3,001.7

LIABILITIES AND EQUITY
Current liabilities
Trade payables	35.5	47.7
Accrued expenses	77.0	80.8
Short-term accrued interest and other items	42.3	77.7
Short-term debt	82.9	445.9
Short-term deferred mobilization, demobilization and other revenue	59.5	57.3
Other current liabilities	63.2	36.2
Total current liabilities	360.4	745.6

Non-current liabilities
Long-term accrued interest and other items	—	29.7
Long-term debt	1,618.8	1,191.1
Long -term deferred mobilization, demobilization and other revenue	56.6	68.7
Other non-current liabilities	5.8	14.3
Onerous contracts	54.5	54.5
Total non-current liabilities	1,735.7	1,358.3
Total liabilities	2,096.1	2,103.9

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 315,000,000 (2022:255,000,000) shares, issued 264,080,391 (2022: 229,263,598) shares and outstanding 252,582,036 (2022: 228,948,087) shares	26.5	23.0
Treasury shares	(8.9)	(9.8)
Additional paid in capital and contributed surplus	2,325.3	2,265.6
Accumulated deficit	(1,358.9)	(1,381.0)
Total equity	984.0	897.8
Total liabilities and equity	3,080.1	3,001.7

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Three months ended December 31, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Cash flows from operating activities
Net income / (loss)	28.4	(21.3)	22.1	(292.8)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Non-cash compensation expense related to stock based employee and directors' compensation	1.5	1.6	5.4	2.6
Depreciation of non-current assets	30.8	28.3	117.4	116.5
Impairment of non-current assets	—	—	—	131.7
Amortization of deferred mobilization and contract preparation costs	11.8	13.6	44.6	36.7
Amortization of deferred mobilization, demobilization and other revenue	(17.4)	(12.8)	(61.9)	(22.1)
Gain on disposal of assets and other non-operating income	(0.2)	(3.6)	(0.6)	(4.2)
Amortization of debt discount	1.0	—	1.0	—
Amortization of deferred finance charges	13.7	3.1	21.3	7.9
Bank commitment, guarantee and other fees	(3.2)	8.2	(2.9)	15.7
Effective interest rate adjustments	(17.0)	(2.8)	(19.7)	2.8
Loss / (income) from equity method investments	2.5	(1.4)	(4.9)	(1.2)
Deferred income tax	(16.1)	(2.1)	(16.5)	(2.1)
Change in assets and liabilities:
Amounts due to/from related parties	(4.7)	11.3	(29.4)	(17.0)
Accrued expenses	20.1	8.5	2.1	89.8
Accrued interest	(65.6)	(21.7)	(66.1)	(35.8)
Other current and non-current assets	(32.0)	(44.2)	(107.7)	(139.2)
Other current and non-current liabilities	(33.2)	112.8	44.9	173.2
Net cash (used in) / provided by operating activities	(79.6)	77.5	(50.9)	62.5

Cash flows from investing activities
Purchase of property, plant and equipment	(0.2)	(0.8)	(1.5)	(1.8)
Proceeds from sale of fixed assets	—	—	—	0.7
Repayment of loan from equity method investments	—	—	9.8	—
Additions to newbuildings	(1.3)	—	(1.3)	—
Additions to jack-up drilling rigs	(34.0)	(38.7)	(111.2)	(81.5)
Net cash used in investing activities	(35.5)	(39.5)	(104.2)	(82.6)

Cash flows from financing activities
Proceeds from share issuance, net of issuance cost	48.6	—	58.2	298.1
Repayment of debt	(1,390.0)	(355.5)	(1,800.6)	(355.5)
Debt proceeds, net of discount and issuance costs	1,465.2	150.0	1,881.5	150.0
Purchase of treasury shares	(0.7)	—	(0.7)	—
Proceeds from exercise of share options	0.1	—	0.8	—
Net cash provided by / (used in) financing activities	123.2	(205.5)	139.2	92.6
	—	—	—	—
Net increase / (decrease) in cash, cash equivalents and restricted cash	8.1	(167.5)	(15.9)	72.5
Cash, cash equivalents and restricted cash at the beginning of the period	94.5	286.0	118.5	46.0
Cash, cash equivalents and restricted cash at the end of the period	102.6	118.5	102.6	118.5

Supplementary disclosure of cash flow information
Interest paid	(99.2)	(51.9)	(217.4)	(83.9)
Income taxes paid	(9.9)	(5.7)	(38.2)	(16.2)
Non-cash offset of debt and assets held for sale	—	(87.0)	—	(87.0)
Non-cash offset of accrued interest and assets held for sale	—	(33.0)	—	(33.0)
Issuance of long term debt as non-cash settlement of back-stop fee	—	0.7	—	8.2

(In $ millions)	December 31, 2023	December 31, 2022
Cash and cash equivalents	102.5	108.0
Restricted cash	0.1	2.5
Non-current restricted cash	—	8.0
Total cash and cash equivalents and restricted cash	102.6	118.5